Filed by Regency Centers Corporation (Commission File No. 001-12298)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc. (Commission File No. 1-12803)

Regency Centers Corporation sent the following email to employees on May 18, 2023

Good morning Regency Team,

I have some exciting news to share with you. We have agreed to acquire Urstadt Biddle, a shopping center REIT with more than 75 properties in the suburban New York City metro area. Urstadt Biddle was founded in 1969 and for over 50 years the company has worked carefully to assemble a high-quality, well-located portfolio of predominantly grocery-anchored shopping centers.

Both of our companies have a successful track record of owning and operating best-in-class grocery-anchored centers in premier suburban trade areas and we look forward to the synergies and growth opportunities that this merger will offer. Urstadt Biddle’s highly desirable New York Tri-State-focused portfolio enhances Regency’s geographic diversification and maintains a tenant roster of market-leading grocers and operators with strong credit profiles. With the combined portfolio, we will own and operate 481 leading centers with more than 56 million square feet of GLA.

The merger is expected to close late in 3Q or early 4Q of this year, subject to Urstadt Biddle shareholder approvals and other customary closing conditions. Until then, it remains business as usual, with Regency and Urstadt Biddle continuing to operate as separate and distinct companies. Once we close, I, along with the rest of our senior management team, look forward to leading Regency with the combined portfolios and platform. We expect the integration process between our two companies will be smooth and streamlined, with no interruption to our day-to-day operations. After all, many of us have recent experience after our successful merger with Equity One!

I’m sure many of you have questions about today’s announcement. To help answer some of those, we invite you to attend our investor conference call at 8:30 AM ET (link below).

https://edge.media-server.com/mmc/p/hfdmapmx

If you are part of the Northeast team, please look for a calendar invite from Amy D’Olimpio for a call later this morning, during which we will answer your questions about integration and the exciting path forward.

Thank you all again for your hard work and dedication to Regency. The success we’ve achieved together has made this important day in Regency’s 60-year history possible.

Sincerely,

Lisa

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and UBP or Regency’s and UBP’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can,” “should,” “plan,” “seek,” “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “continue,” “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or UBP in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Ours and UBP’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective SEC filings. When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and our other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Regency undertakes no duty to update its forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and UBP; the effect of the announcement of the proposed transaction on the ability of Regency and UBP to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and UBP’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and UBP management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and UBP’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and UBP’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and UBP’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor UBP undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Regency intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of UBP and that also constitutes a prospectus of Regency. Each of Regency and UBP may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Regency or UBP may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of UBP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Regency, UBP and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com/ or by requesting copies from by mail at Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville FL 32202-5019. Copies of the documents filed with the SEC by UBP will be available free of charge on UBP’s website at https://investors.ubproperties.com/ or by requesting copies from by mail at 321 Railroad Avenue, Greenwich, CT 06830, attention: Secretary.

Participants in the Solicitation

Regency, UBP and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of UBP, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in UBP’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and UBP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or UBP using the sources indicated above.